UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                             PRESIDIO CAPITAL CORP.
                       ----------------------------------
                                (Name of Issuer)

                      Class A Common Stock, $.01 Par Value
                   -----------------------------------------
                         (Title of Class of Securities)

                                    G72201109
                            -----------------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1030
                       ----------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 17, 1997
                          ---------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [X]**

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.


                         Continued on following page(s)
                                Page 1 of 9 Pages
                              Exhibit Index: Page 8

--------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                               Page 2 of 9 Pages

                                  SCHEDULE 13D

CUSIP No. G72201109


1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               ANGELO, GORDON & CO., L.P.

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]

3       SEC Use Only

4       Source of Funds*

               AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               DELAWARE

                      7      Sole Voting Power
  Number of                         1,295,308
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          11,126
    Each
  Reporting           9      Sole Dispositive Power
   Person                           1,295,308
    With
                      10     Shared Dispositive Power
                                    19,990

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,295,308

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [_]

13      Percent of Class Represented By Amount in Row (11)

                             14.7%

14      Type of Reporting Person*

               BD, IA, PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 9 Pages

                                  SCHEDULE 13D

CUSIP No. G72201109


1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               JOHN M. ANGELO

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]

3       SEC Use Only

4       Source of Funds*

               AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               United States

                      7      Sole Voting Power
  Number of                         4,000
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          1,306,434
   Each
  Reporting           9      Sole Dispositive Power
   Person                           4,000
    With
                      10     Shared Dispositive Power
                                    1,320,919

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    4,300

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [_]

13      Percent of Class Represented By Amount in Row (11)

                             0.0%

14      Type of Reporting Person*

               IN, HC

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 4 of 9 Pages

                                  SCHEDULE 13D

CUSIP No. G72201109


1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               MICHAEL L. GORDON

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]

3       SEC Use Only

4       Source of Funds*

               AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               United States

                      7      Sole Voting Power
  Number of                         539
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          1,306,434
   Each
  Reporting           9      Sole Dispositive Power
   Person                           539
    With
                      10     Shared Dispositive Power
                                    1,312,738

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    4,162

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [_]

13      Percent of Class Represented By Amount in Row (11)

                             0.0%

14      Type of Reporting Person*

               IN, HC

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 5 of 9 Pages


     This Amendment No. 1 to Schedule 13D relates to shares of Class A Common Stock, $.01 par value per share (the "Shares"), of Presidio Capital Corp. (the "Issuer") and amends the initial statement on Schedule 13D dated April 8, 1997 (the "Initial Statement"). This Amendment No. 1 is being filed to report that, as a result of the recent acquisition of Shares, the number of Shares of which Angelo, Gordon & Co., L.P., a Delaware limited partnership ("Angelo, Gordon"), may be deemed to be the beneficial owner has increased by more than 1% of the outstanding Shares. Capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 3.   Source and Amount of Funds or Other Consideration.

     Angelo, Gordon expended approximately $2,050,000 of the funds of four private investment funds for which it acts as general partner and/or investment adviser to acquire the 100,000 Shares reported as having been acquired herein.

Item 5.   Interest in Securities of the Issuer.

     (a) Angelo, Gordon may be deemed to be the beneficial owner of 1,295,308 Shares which constitute approximately 14.7% of the total number of Shares outstanding.

     Mr. Angelo is the beneficial owner of 4,300 Shares which constitute approximately 0.0% of the total number of Shares outstanding.

     Mr. Gordon is the beneficial owner of 4,162 Shares which constitute approximately 0.0% of the total number of Shares outstanding.

     (b) Angelo, Gordon has voting and dispositive powers with respect to 115,617 Shares held for its own account and 1,179,691 Shares held for the accounts of seventeen private investment funds and managed accounts for which it acts as general partner and/or investment adviser. In addition thereto, Angelo, Gordon may be deemed to have voting and dispositive powers with respect to 11,126 Shares owned by an employee benefit plan sponsored by Angelo, Gordon for which Mr. Angelo and Mr. Gordon are trustees with voting and dispositive powers. Also, Angelo, Gordon may be deemed to have dispositive powers, but not voting powers, with respect to 8,864 Shares owned by brokerage customers of Angelo, Gordon from whom Mr. Angelo or Mr. Gordon have been given such dispositive powers pursuant to discretionary trading authorizations over their accounts.

     Mr. Angelo is the beneficial owner of the 1,300 Shares held for his own account as well as 2,700 Shares held by his individual retirement account and 300 Shares held for his benefit in an employee benefit plan account. He may also be considered a beneficial owner of the 1,295,308 Shares held by Angelo, Gordon referred to in the previous paragraph. In addition thereto, Mr. Angelo may be deemed to have voting and dispositive powers with respect to the 11,126 Shares referred to in the previous paragraph, of which 300 Shares are for his benefit as previously stated. Also, Mr. Angelo has dispositive powers, but not voting powers, with respect to 14,485 Shares owned by brokerage customers of Angelo, Gordon. Mr. Angelo is the chief executive officer of Angelo, Gordon and is a general partner of AG Partners, L.P., the sole general partner of Angelo, Gordon.

     Mr. Gordon is the beneficial owner of the 539 Shares held for his own account as well as 3,623 Shares held for his benefit in an employee benefit plan account. He may also be considered a beneficial owner of the 1,295,308 Shares held by Angelo, Gordon referred to in the first paragraph of this Item 5(b). In addition thereto, Mr. Gordon may be deemed to have voting and dispositive powers with respect to the 11,126 Shares referred to in such paragraph, of which 3,623 Shares are for his benefit as previously stated. Also, Mr. Gordon has dispositive powers, but not voting powers, with respect to 6,304 Shares owned by brokerage customers of Angelo, Gordon. Mr. Gordon is the chief operating officer of Angelo, Gordon and is the other general partner of AG Partners, L.P., the sole general partner of Angelo, Gordon.

                                                               Page 6 of 9 Pages


        Number of Shares as to which the following Reporting Person has:


                                     Angelo, Gordon              Mr. Angelo                Mr. Gordon
                                     --------------              ----------                ----------

sole power to vote or to             1,295,308                       4,000                        539
direct the vote:

shared power to vote or to              11,126                   1,306,434                  1,306,434
direct the vote:

sole power to dispose or to          1,295,308                       4,000                        539
direct the disposition of:

shared power to dispose or to           19,990                   1,320,919                  1,312,738
direct the disposition of:



     (c) On April 17, 1997, Angelo, Gordon purchased 100,000 Shares at a price of $20.50 for the accounts of four private investment funds for which it acts as general partner and/or investment adviser. This purchase, which was one block trade, was executed in a routine brokerage transaction in the over-the-counter market. Except as previously described, there have been no transactions effected with respect to the Shares by any of the Reporting Persons since the filing of the Initial Statement.

     (d) The limited partners of (or investors in) each of seventeen funds and accounts for which Angelo, Gordon acts as general partner and/or investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities held by their respective funds (including the Shares) in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

     (e) Not applicable.

Item 7.   Material to be Filed as Exhibits.

     Joint Filing Agreement dated April 29, 1997 by and among Angelo, Gordon & Co., L.P., Mr. John M. Angelo and Mr. Michael L. Gordon.

                                                               Page 7 of 9 Pages


                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 29, 1997                  ANGELO, GORDON & CO., L.P.

                                        By:  AG Partners, L.P.
                                             General Partner

                                        By:  /S/ MICHAEL L. GORDON
                                             ----------------------------------
                                             Name:  Michael L. Gordon
                                             Title: General Partner


Dated:  April 29, 1997                  /S/ JOHN M. ANGELO
                                        ---------------------------------------
                                        John M. Angelo



Dated:  April 29, 1997                  /S/ MICHAEL L. GORDON
                                        ---------------------------------------
                                        Michael L. Gordon

                                                               Page 8 of 9 Pages



                                  EXHIBIT INDEX

                                                                       Page No.
                                                                       --------

A. Joint Filing Agreement dated April 29, 1997 by and among Angelo, Gordon & Co., L.P., Mr. John M. Angelo and Mr.
          Michael L. Gordon .............................................. 9